Exhibit 99.1

FIRST AMENDMENT TO RESTATED CREDIT AGREEMENT, dated as of 20 September 2018

BETWEEN:
ROGERS COMMUNICATIONS INC.
as Borrower

- and -

THE LENDERS WHO ARE PARTIES
 TO THE CREDIT AGREEMENT
as Lenders

- and -

THE TORONTO-DOMINION BANK
as Agent

RECITALS:

A.
The parties to this First Amendment to Restated Credit Agreement (the “Amendment”) are also parties to an amended and restated credit agreement dated as of 8 March 2017, which amended and restated the credit agreement dated as of 20 July 2012, as amended (as amended and restated, the “Credit Agreement”).

B.	Capitalized terms used in this Amendment and not otherwise defined have the meanings defined in the Credit Agreement.

C.	The parties are entering into this Amendment to make amendments to the Credit Agreement, including extending the maturity dates of the Credits.

THEREFORE, for value received, and intending to be legally bound by this Amendment, the Parties agree as follows:

1.	Amendments to Section 1.1 of the Credit Agreement Effective Immediately

The following amendments are effective on the date of this Amendment.

(a)	Section 1.1.39 of the Credit Agreement is deleted and replaced with the following:

“Credit 1 Maturity Date” means 20 September 2023.

(b)	Section 1.1.41 of the Credit Agreement is deleted and replaced with the following:

“Credit 2 Maturity Date” means 20 September 2021.

2.	Amendments to Section 1.1 of the Credit Agreement Effective on 1 January 2019

The following amendments are effective on 1 January 2019.

(a)	Section 1.1.43 of the Credit Agreement is deleted and replaced with the following:

“Debt” means, without duplication and without regard to any interest component thereof, the aggregate of all indebtedness of a person determined in accordance with GAAP, excluding:

(a)            Excluded Securities, to the extent they would otherwise constitute Debt;

(b)           Excluded Assets, to the extent they would otherwise constitute Debt;

(c)           trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business; and

(d)           Excluded Leases, to the extent they would otherwise constitute Debt.

For greater certainty and without limitation of the foregoing, Debt shall include (or in the case of item (i) below, where amounts under Derivatives are owed to the person whose Debt is being measured, be reduced by):

(e)           all indebtedness for Purchase Money Obligations and Financing Lease Obligations, other than indebtedness under Financing Lease Obligations that would have been characterized as operating leases in accordance with GAAP in effect as of 31 December 2015 but are recharacterized as Financing Lease Obligations because of subsequent changes to GAAP;

(f)            all direct or indirect guarantees and indemnities which in any way assure a creditor against loss in respect of indebtedness of any other person for borrowed money or for the deferred purchase price of property and related services rendered (if any);

(g)           all indebtedness for borrowed money subordinate to the Obligations;

(h)           in the case of the Borrower, all indebtedness pursuant to borrowings under the Credits;

(i)            the face amount of any Bankers’ Acceptances or similar instruments not relating to the Credits;

(j)            the net aggregate market value of all Derivatives to which that person is a party, where the market value is the aggregate amount that would have to be paid by that person to its counterparty under those Derivatives, or would be payable to that person by its counterparty, so as to preserve the economic equivalent of all payments or deliveries (whether the underlying obligation was absolute or contingent) to be made by both parties in respect of the obligations under those Derivatives; and

(k)           all termination payments owing by the Borrower in respect of any accelerated swap obligations resulting from the occurrence of an event of default or termination event in respect thereof.

(b)	The Credit Agreement is amended by adding the following as Section 1.1.52A, immediately after Section 1.1.52:

“Excluded Leases” means any lease (i) that would have been characterized as an operating lease in accordance with GAAP in effect as of 31 December 2018; and (ii) for which the Borrower or any Restricted Subsidiary has not expressly granted a mortgage or security interest over property to secure the payment and performance of its obligations thereunder, other than with respect to customary security deposits and any property over which a landlord may have a right of distraint or similar remedy at law.

(c)	Section 1.1.83 of the Credit Agreement is deleted and replaced with the following:

“Operating Cash Flow” means an amount equal to:

(i) the total net income of the Borrower minus any rent paid or other payments made by the Borrower for or in respect of Excluded Leases,

(ii) excluding all extraordinary and other non-recurring and unusual items (including foreign exchange losses or gains and losses or gains on the repurchase or redemption of any securities) and excluding all non-cash GAAP expenses or income related to stock-based compensation and fair value accounting related to indebtedness and derivative instruments,

(iii) plus, to the extent deducted in calculating such net income, interest expense and other financing costs and expenses, depreciation, amortization, and all Taxes, whether or not deferred,

in each case, on a Consolidated basis, for the Borrower’s four consecutive most recently completed fiscal quarters, determined in accordance with GAAP.

If the Borrower has made any investment or disposition, on a Consolidated basis, during its four consecutive most recently completed fiscal quarters, Operating Cash Flow otherwise calculated for those fiscal quarters shall be adjusted to include Operating Cash Flow attributable to the investment as if the investment had been made on the first day of that period and to exclude Operating Cash Flow attributable to the property disposed of as if the disposition had been made on the first day of that period.

(d)	Section 1.1.101 of the Credit Agreement is deleted and replaced with the following:

“Secured Debt” means:

(a)           Debt or trade payables of the Borrower or any Restricted Subsidiary secured by any Lien upon any of its respective property, or the Capital Stock or Debt of a Restricted Subsidiary; or

(b)          any conditional sale or other title retention agreement covering any property or Restricted Subsidiary;

but does not include (i) Excluded Leases; or (ii) Debt or trade payables secured by any Lien or any conditional sale or other title retention agreement:

(1)            incurred or entered into on or after the date of this Agreement to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt or trade payables not to exceed $50,000,000 at any time outstanding;

(2)           on property or the Capital Stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, Capital Stock or Debt;

(3)           owing to the Borrower or any other Restricted Subsidiary; and

(4)           existing at the time a corporation or other entity becomes a Restricted Subsidiary;

each of (1) through (4) above being referred to as “Exempted Secured Debt.”

3.	Conditions Precedent

The agreements made by the Lenders under this Amendment are subject to the following conditions:

(a)
The Agent shall have received a certificate of each of the Borrower and the Guarantor, in each case attaching or referring to previously delivered copies of its Constating Documents, a list of officers and directors who are signing this Amendment on its behalf, with specimens of their signatures, and in the case of the Borrower, copies of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Credit Agreement, as amended by this Amendment.

(b)
The Agent shall have received the opinions of Davies Ward Phillips & Vineberg LLP, counsel to the Borrower, and any applicable local counsel (including Fasken Martineau DuMoulin LLP), addressed to the Agent and the Lenders; Davies Ward Phillips & Vineberg LLP or applicable local counsel shall, among other things, opine (subject to customary limitations) that the entry into and performance of the Borrower’s obligations under or in connection with the Credit Agreement, as amended by this Amendment, will not contravene, conflict with, or result in the breach of any Applicable Law or with the terms and conditions of agreements relating to RCI Public Debt.

(c)
The Agent must have received payment of all upfront and arrangement fees that are payable under or in connection with this Amendment to the Agent, the Lenders or any of them, as set out in a fee letter from the Agent to the Borrower.

The Borrower also acknowledges that it is required by the Credit Agreement to pay all reasonable documented third-party costs and expenses incurred by the Lenders or any of them in connection with this Amendment, including reasonable legal fees, in accordance with Section 10.7 of the Credit Agreement.

4.	Representations of the Borrower

The Borrower acknowledges that this Amendment (including the Guarantor’s consent) is a Loan Document and that all of its representations and warranties concerning Loan Documents (including those made as to the Guarantor) that are contained in the Credit Agreement apply to this Amendment and are deemed to be repeated on its execution of this Amendment as if set out in full in this Amendment.  The Borrower represents that there are no consents or other agreements required from third parties to avoid this Amendment causing a breach or default under any other agreement to which the Borrower is a party and that no Default has occurred and is continuing.

5.	Ratification and Confirmation

The Credit Agreement, as amended by this Amendment, remains in full force and effect and is hereby ratified and confirmed.

6.	Counterparts and Facsimiles

This Amendment may be executed in counterparts (and by different parties in different counterparts), each of which will constitute an original, but all of which when taken together will constitute a single contract.  Except as provided in section 2 of this Amendment, this Amendment shall become effective when it has been executed by the Agent and when the Agent has received counterparts of this Amendment that, when taken together, bear the signatures of each of the other parties.  Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment.

<SIGNATURE PAGES FOLLOW>

IN WITNESS OF WHICH, the Parties have duly executed this Agreement.

THE BANK OF NOVA SCOTIA

By:	/s/ Eddy Popp
	Name:	Eddy Popp
	Title:	Director

By:	/s/ Abigail Denyer
	Name:	Abigail Denyer
	Title:	Associate Director

<signature page for Amendment relating to Rogers Communications Inc.>

THE TORONTO-DOMINION BANK

By:	/s/ Hassan Abbas
	Name:	Hassan Abbas
	Title:	Vice President

By:	/s/ Tim Thomas
	Name:	Tim Thomas
	Title:	Managing Director

<signature page for Amendment relating to Rogers Communications Inc.>

ROYAL BANK OF CANADA

By:	/s/ Mike Elsey
	Name:	Mike Elsey
	Title:	Authorized Signatory

<signature page for Amendment relating to Rogers Communications Inc.>

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Stephen Redding
	Name:	Stephen Redding
	Title:	Managing Director

By:	/s/ Emma Johnson
	Name:	Emma Johnson
	Title:	Director

<signature page for Amendment relating to Rogers Communications Inc.>

CITIBANK, N.A., Canadian Branch

By:	/s/ Agha Murtaza
	Name:	Agha Murtaza
	Title:	Authorized Signatory

<signature page for Amendment relating to Rogers Communications Inc.>

BANK OF MONTREAL

By:	/s/ Deep Gill
	Name:	Deep Gill
	Title:	Vce President

By:	/s/ Martin Stevenson
	Name:	Martin Stevenson
	Title:	Managing Director

<signature page for Amendment relating to Rogers Communications Inc.>

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, Toronto Branch

By:	/s/ James W. Peterson
	Name:	James W. Peterson
	Title:	Executive Director

<signature page for Amendment relating to Rogers Communications Inc.>

BANK OF AMERICA, N.A. (Canada Branch)

By:	/s/ Adrian Plummer
	Name:	Adrian Plummer
	Title:	Associate

<signature page for Amendment relating to Rogers Communications Inc.>

MUFJ, BANK LTD., Canada Branch

By:	/s/ Jack Shuai
	Name:	Jack Shuai
	Title:	Director and Global Relationship Manager

<signature page for Amendment relating to Rogers Communications Inc.>

SUMITOMO MITSUI BANKING CORPORATION, Canada Branch

By:	/s/ Steve Nishimura
	Name:	Steve Nishimura
	Title:	Managing Director

<signature page for Amendment relating to Rogers Communications Inc.>

NATIONAL BANK OF CANADA

By:	/s/ Luc Bernier
	Name:	Luc Bernier
	Title:	Managing Director

By:	/s/ Alexandre Huot
	Name:	Alexandre Huot
	Title:	Managing Director

<signature page for Amendment relating to Rogers Communications Inc.>

MIZUHO BANK, LTD., Canada Branch

By:	/s/ Carmen Angelscu
	Name:	Carmen Angelscu
	Title:	Director

<signature page for Amendment relating to Rogers Communications Inc.>

WELLS FARGO BANK, N.A., Canadian Branch

By:	/s/ David Wright
	Name:	David Wright
	Title:	Director

<signature page for Amendment relating to Rogers Communications Inc.>

THE TORONTO-DOMINION BANK as Agent

By:	/s/ Andrew Ford
	Name:	Andrew Ford
	Title:	Vice President, Loan Syndications-Agency

<signature page for Amendment relating to Rogers Communications Inc.>

ROGERS COMMUNICATIONS INC.

By:	/s/ Glenn Brandt
	Name:	Glenn Brandt
	Title:	Senior Vice President, Corporate Development, Investor Relations and Treasury

By:	/s/ Bruce Wagner
	Name:	Bruce Wagner
	Title:	Vice President, Treasurer

<signature page for Amendment relating to Rogers Communications Inc.>

CONSENT AND CONFIRMATION

Without limiting the terms of its guarantee agreement dated as of 1 January 2016 (the “Guarantee”), the undersigned hereby consents to the Amendment of which this consent and confirmation is part and confirms that the Guarantee remains in full force and effect and that the Obligations as guaranteed under the Guarantee include all present and future debts, liabilities and obligations under or in connection with the Credit Agreement, as amended by the Amendment.  The undersigned also agrees that all of its representations and warranties contained in the Guarantee shall be deemed to be made on its execution of this consent and confirmation as if set out in full and shall be interpreted as if references in them to the “Agreement” refer to this consent and confirmation.

ROGERS COMMUNICATIONS CANADA INC.

By:	/s/ Glenn Brandt
	Name:	Glenn Brandt
	Title:	Senior Vice President, Corporate Development, Investor Relations and Treasury

By:	/s/ Bruce Wagner
	Name:	Bruce Wagner
	Title:	Vice President, Treasurer